SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)

MONTPELIER RE HOLDINGS LTD.

(Name of Issuer)

Common Shares, 1/6 of a cent par value per share

(Title of Class of Securities)

G62185 10 6

(CUSIP Number)

Check the following box if a fee is being paid with this statement ☐.  (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.)  (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G62185 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) White Mountains Insurance Group, Ltd. (“WTM”) (No. 94-2708455)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0

	6.	Shared Voting Power 15,581,572*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,581,572*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,581,572*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 22.9%*

12.	Type of Reporting Person (See Instructions) HC, CO

*  The reporting person currently owns no common shares of record and beneficially owns (through wholly-owned affiliates) 10,800,000 common shares (“Shares”) of Montpelier Re Holdings Ltd. (“Montpelier”) and non-voting warrants (“Warrants”) to acquire 4,781,572 Shares of Montpelier at a price of $16.67 per Share through January 3, 2012 which are currently exercisable. Montpelier’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described in Item 4 to this Schedule 13G.

CUSIP No. G62185 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Fund American Reinsurance Co. (“FA Re”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0

	6.	Shared Voting Power 4,781,572*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 4,781,572*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,781,572*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.9%*

12.	Type of Reporting Person (See Instructions) IC, CO

*  The amounts shown in rows (6), (8) and (9) consist of non-voting warrants (“Warrants”) to acquire 4,781,572 Shares of Montpelier at a price of $16.67 per Share through January 3, 2012 which are currently exercisable.

CUSIP No. G62185 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) OneBeacon Insurance Company (“OBIC”) (No. 23-1502700)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,100,000*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,100,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,100,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.8%

12.	Type of Reporting Person (See Instructions) IC, CO

* Montpelier’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described in Item 4 to this Schedule 13G.

CUSIP No. G62185 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Pennsylvania General Insurance Company (“PGIC”) (No. 23-1471444)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,800,000*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,800,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,800,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IC, CO

* Montpelier’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described in Item 4 to this Schedule 13G.

CUSIP No. G62185 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) The Camden Fire Insurance Association (“CFIA”) (No. 21-0418860)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐	(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0

	6.	Shared Voting Power 900,000*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.4%

12.	Type of Reporting Person (See Instructions) IC, CO

* Montpelier’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described in Item 4 to this Schedule 13G.

Item 1.
(a) Name of Issuer
Montpelier Re Holdings Ltd. (“Montpelier”)

(b) Address of Issuer’s Principal Executive Offices
Mintflower Place, 8 Par-la-ville Road, Hamilton, HM 08, Bermuda

Item 2.
(a), (b), (c) Name of Person Filing, Address of Principal Business Office or, if none, Residence and Citizenship

The persons filing this Statement are WTM (a Bermuda company), FA Re (a Bermuda company), OBIC (a Pennsylvania company), PGIC (a Pennsylvania company) and CFIA (a New Jersey company) collectively referred to herein as the “Reporting Persons”.  FA Re, OBIC, PGIC and CFIA are indirect wholly-owned subsidiaries of WTM.

The principal business and office address of WTM is 80 South Main Street, Hanover, NH 03755, the principle business and office address of FA Re is Victoria Hall, 11 Victoria Street, Hamilton, Bermuda and the principal business and office address of OBIC, PGIC and CFIA is One Beacon Street, Boston, MA 02108.

(d) Title of Class of Securities
Common shares, par value 1/6th of a cent per share

(e) CUSIP Number
G62185 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 15,581,572* Shares.

	(b)	Percent of class: 22.9%*.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0 Shares.
	(ii)	Shared power to vote or to direct the vote 15,581,572* Shares.
	(iii)	Sole power to dispose or to direct the disposition of 0 Shares.
	(iv)	Shared power to dispose or to direct the disposition of 15,581,572* Shares.

*  The amounts shown in rows (a), (b), (c)(ii), and (c)(iv) include warrants, which are currently exercisable, to acquire 4,781,572 Shares of Montpelier at a price of $16.67 per Share through January 3, 2012. Montpelier’s Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described below.

In general, except as provided in Montpelier’s Bye-laws, shareholders have one vote for each Share held by them and are entitled to vote on a non-cumulative basis at all meetings of shareholders. Montpelier’s Bye-laws, provide, among other things, that if, and so long as, the “controlled Shares” (as defined below) of any person would otherwise represent more than 9.5% of the voting power of all of the Shares entitled to vote generally at an election of directors, then the votes conferred by the controlled Shares owned by such person shall be automatically reduced by whatever amount is necessary so that after any such reduction the votes conferred by the controlled Shares of such person shall constitute 9.5% of the total voting power of all the Shares entitled to vote generally at any election of directors. “Controlled Shares” means, among other things, all Shares that a person is deemed to beneficially own, directly, indirectly or constructively (within the meaning of Section 958 of the United States Internal Revenue Code of 1986, as amended). Therefore, as of the date hereof, the Reporting Person presently believes that it would not be entitled to more than 9.5% of the voting power of all the Shares entitled to vote generally at any election of directors.

In addition, certain affiliates of the Reporting Person are parties to a shareholders agreement which grants such affiliates certain registrations rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding Shares by a shareholder (or group of shareholders) and certain information rights with respect to Montpelier. The shareholders agreement is filed as Exhibit 10.1 to Montpelier’s S-1 registration statement (Registration No. 333-89408).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
FA Re, OBIC, PGIC and CFIA are insurance companies as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

WHITE MOUNTAINS INSURANCE GROUP, LTD.

BY:
	Name:	J. Brian Palmer
	Title:	Chief Accounting Officer

ONEBEACON INSURANCE COMPANY

BY:
	Name:	Roger M. Singer
	Title:	General Counsel and Senior Vice President

PENNSYLVANIA GENERAL INSURANCE COMPANY

BY:
	Name:	Roger M. Singer
	Title:	General Counsel and Senior Vice President

THE CAMDEN FIRE INSURANCE ASSOCIATION

BY:
	Name:	Roger M. Singer
	Title:	General Counsel and Senior Vice President